Mail Stop 4561
									July 28, 2005

Mr. Harry P. Beugelink
Master Distribution Systems, Inc.
6224 Arctic Loon Way
Rocklin, CA 95765

      Re:	Master Distribution Systems, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 7, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		Filed May 19, 2005
		File No. 0-32765

Dear Mr. Beugelink:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Balance Sheets, page F-2

1. We note from your disclosure in the Form 8-K filed March 21,
2005,
that your interest in the subsidiary was not sold until March 17, 2005. Please advise us how you considered paragraph 46 of SFAS 144 in reporting the assets and liabilities of IG Wizard, Inc., your majority owned subsidiary, which appears to be held for sale as of December 31, 2004. We do not understand why you removed the related assets and liabilities from the balance sheet.

Statements of Operations, page F-3

2. Please advise us how you considered SFAS 144 in recognizing the gain on the disposal of your majority owned subsidiary, IG Wizard, Inc., as of the date of entry into the stock purchase agreement for the sale of the subsidiary of December 31, 2004, rather than as of the closing date of the sale of March 17, 2005, as disclosed in the
Form 8-K filed March 21, 2005. In addition tell us how you calculated the gain and the nature of the operating loss reported.

Note 1 - Summary of Significant Accounting Policies, page 14

3. Please advise us of the specific interpretive guidance that was applied in determining the weighted average number of shares outstanding during 2003 and 2004 for purposes of the earnings
(loss)
per common share calculation as it relates to the shares returned to the company and shares issued at par value.

Note 6 - Acquisition of Dealership Reseller Rights for Common
Stock,
page 19

4. Please advise us why you have recorded the dealership rights acquired based upon the par value of the stock, and the costs incurred by the acquiree, instead of the fair value of the rights.

Item 8A - Controls and Procedures, page 21

5. Please revise to clarify, if true, that the certifying officer found the disclosure controls and procedures (as defined in Exchange
Act Rules 13a-15(e) and 15d-15(e)) to be effective as of the end of the period covered by the report based on the evaluation of these controls and procedures required by Exchange Act Rules 13a-15(b) or
15d-15(b), as required under Item 307 of Regulation S-B. Please make conforming changes in your Form 10-QSB.

Exhibits for Form 10-KSB for Fiscal Year Ended December 31, 2004 and
Form 10-QSB for Fiscal Quarter Ended March 31, 2005

6. Please revise the certifications included as exhibits 31.1 and
31.2 to conform exactly to the presentation presented in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing, of the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the quarter ended March 31, 2005.
Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Condensed Balance Sheets, page 4

7. Please confirm to us that the Investment, at equity is being accounted for such that your proportionate share of earnings of the investee, irrespective of actual distributions, are reflected in the financial statements for the quarter ended March 31, 2005, in accordance with paragraph six of APB Opinion 18, or revise as appropriate. As the carrying value of this investment remains unchanged for the quarter, it appears that no amount has been recorded as equity in earnings on this investment for the quarter ended March 31, 2005.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

Mr. Harry P. Beugelink
Master Distribution Systems, Inc.
July 28, 2005
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